Date    22 May 2001
Number  48/01

BHP SETTLES COAL PRICES

BHP Limited (BHP) today announced it has settled terms for the majority of its annually priced metallurgical coal contracts. The following pricing and volume outcomes relate to BHP-managed Queensland coal operations and are on a 100 per cent basis:

: Hard coking coal US dollar prices have increased by a weighted average of 16 per cent across all markets, with hard coking coal sales volumes for next financial year expected to be about 35.5 million tonnes, up approximately two million tonnes from this financial year.

: Semi-soft coal US dollar prices have increased across all markets by a weighted average of 22 per cent. Semi-soft sales volumes are expected to be up to 9.5 million tones - similar to the 2001 financial year.

A number of key changes have occurred in the structure of the coal market, the most notable being replacement of the Japanese co-ordinated buying system. As previously advised, BHP's approach to coal price negotiations this year involved individual negotiations with steel making customers in Japan, as well as customers in other markets (Korea, Taiwan, India, Europe, Brazil).

This approach differs to price negotiations in previous years when a 'benchmark pricing' system was established in Japan. The benchmark price was commonly used in public reporting of coal pricing settlements and, for BHP, only reflected the price received for about 23 per cent of its annual global coal sales.

The metallurgical coal market in Europe, where BHP has a substantial market presence, has been particularly strong, associated with the drop in exports of US coking coals. The market in general has continued to strengthen over the course of the last three months and it is expected that the remaining settlements yet to be concluded will be in line with the outcomes to date.

* * *
Further information can be found on our internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 / Mob: 61  419 546 245


INVESTOR RELATIONS
Dr Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 / Mob: 61  419 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625